Exhibit 99.1

ReneSola Ltd Closes $70 Million Offering

JIASHAN, China, Sept. 17, 2013 -- ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) today announced that it has closed its previously announced $70 million securities offering. The net proceeds received by the Company are intended to be used for polysilicon production optimization and as working capital for general corporate purposes.

Mr. Xianshou Li, ReneSola’s chief executive officer, commented, “With the global solar market continuing to expand, the proceeds from this offering will provide ReneSola with important working capital as we continue to grow our worldwide business. The proceeds will also be used for the optimization of ReneSola’s polysilicon plant, which will help us strengthen our supply source and control our raw material cost, thus putting us in a more advantageous position overall as we follow through on our longer-term business development strategy.”

The securities were offered by ReneSola pursuant to a shelf registration statement previously filed with and subsequently declared effective by the Securities and Exchange Commission (the “SEC”). A final prospectus supplement relating to the offering was filed with the SEC and is available on the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ReneSola

Founded in 2005, ReneSola (NYSE: SOL) is a leading brand and technology provider of solar PV products. Leveraging its proprietary technologies, economies of scale and technical expertise, ReneSola uses in-house virgin polysilicon and a vertically integrated business model to provide customers with high-quality, cost-competitive products. ReneSola solar modules have scored top PVUSA Test Conditions (PTC) ratings with high annual kilowatt-hour output, according to the California Energy Commission (CEC). ReneSola solar PV modules can be found in projects ranging in size from a few kilowatts to multi-megawatts in markets around the world, including the United States, Germany, Italy, Belgium, China, Greece, Spain and Australia. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Investor Relations
ReneSola Ltd
Tel: +86-21-62809180-162/105
E-mail: ir@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel: +86-10-8520-3073
E-mail: sol@ogilvy.com

In the United States:

Mr. Justin Knapp
Ogilvy Financial, U.S.
Tel: +1-616-551-9714
E-mail: sol@ogilvy.com